

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

October 19, 2006

Todd W. Herrick
Chairman of the Board of Directors,
President and Chief Executive Officer
Tecumseh Products Company
100 East Patterson Street
Tecumseh, Michigan 49286

Re: Tecumseh Products Company
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 15, 2006
Forms 10-Q for the Fiscal Quarters Ended March 31, 2006 and June 30, 2006
File No. 0-452

Dear Mr. Herrick:

We have reviewed your response letter dated August 23, 2006 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 31, 2005

Note 4. Goodwill and Other Intangible Assets, page 55 of annual report

1. We note your response to comments 5 and 6 in our letter dated July 26, 2006. Specifically, we note that you believe the last paragraph on page 8 of your March 31, 2005 Form 10-Q, as quoted in your response letter, provides investors with sufficient forewarning that goodwill may be materially impaired three months later. However, we continue to believe that the progression of events in 2004 and 2005, as well as the uncertainties surrounding those events, required additional disclosures that clearly and comprehensively alert readers to the reasonable possibility of a material impairment charge. In particular, we note the following:
   - The disclosures do not state the reporting unit and/or reportable segment that is not meeting the projections used in the December 31, 2004 goodwill impairment test. This lack of disclosure leaves an investor without sufficient information as to the amount of long-lived assets and goodwill that is at risk for impairment.

- The disclosure in your March 31, 2005 Form 10-Q does not state that management is unaware as to whether the issues FASCO is facing in terms of its operating results are temporary or permanent, as you have indicated is the actual case in the third paragraph on page 11 of your August 23, 2006 response letter. Instead, your disclosure includes two statements that appear contradict each other: "While the Company expects results in the second quarter to continue to lag those forecasts, it is the forecasted results for the second half of the year and subsequent years that remain key to the Company's impairment test. While management does not believe the business decline experienced during the first quarter will have a permanence which would represent a triggering event for interim evaluation of the recoverability of goodwill, further deterioration of results below revised forecasts for the second quarter may require the Company to conduct an impairment test during the second quarter 2005…" Your disclosure should be concise and inform investors as to what is happening with the operations as seen through the eyes of management.
- Your estimate of the fair value of the reporting units within the Electrical Components reportable segment exceeded the carrying value of the reporting units by $37 million as of December 31, 2004. As such, the estimated fair values and the carrying values of the reporting units are not materially different, as the estimated fair values represented only 108.6% of the reporting units' book values. Accordingly, we believe that these circumstances required disclosures that clearly
  o identified the deterioration in the fair value from 2003 to 2004,
  o stated the extent to which the estimated fair value of the Electrical Components' reporting units exceeded their carrying values as of December 31, 2004,
  o stated that goodwill and long-lived assets are at risk for impairment,
  o discussed the assumptions and the basis for these assumptions in estimating the fair value of the Electrical Components' reporting units,
  o discussed any uncertainties or risks associated with these assumptions, and
  o provided a sensitivity analysis of a change in these assumptions.
  Refer to Item 303 of Regulation S-K, Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, SAB Topic 5:P.4 and Section 216 of the Financial Reporting Codification for guidance.

Similarly, we also believe that your disclosures regarding the details of your impairment charge in the second quarter of 2005 should have included all of the information we requested in prior comment 6 and any additional information to further explain to investors why you recognized such a material goodwill impairment charge.

However, given that you have already recognized the goodwill impairment charge, additional disclosures at this time regarding the events leading to the goodwill impairment will likely have minimal utility to investors. Accordingly, we have no further comment at this time.

However, because we believe that the circumstances resulting in an impairment charge develop over time, please be advised that we expect you to include more comprehensive disclosures in future filings regarding the recoverability of your goodwill, as well as your other intangible and tangible assets, where a material impairment is reasonably likely in future periods. These disclosures should discuss the progression of specific events that may give rise to an impairment charge. Further, as stated in our prior comment letter, these disclosures should include

- significant assumptions related to your fair value estimates,
- the number of periods for which you are estimating future cash flows,
- the basis for your assumptions,
- uncertainties associated with your assumptions,
- risks of changes to your assumptions, and
- a sensitivity analysis depicting the effect of a 1% change in these assumptions.

Please also ensure that in addition to the discount rate you are using, you discuss the sales growth rate and operating income's percentage of sales. In addition, your disclosures should give readers an indication of the likelihood of change in these assumptions, for example, by way of disclosure of the extent to which your actual results have differed from your assumptions.

2. We note your statement that you expanded your disclosures in your June 30, 2006 Form 10-Q regarding your European Compressor reporting units' estimated fair values not being materially different from the carrying values. Please tell us where you expanded your disclosures in your June 30, 2006 Form 10-Q to disclose such information. Furthermore, please revise your disclosure in your critical accounting estimates section in future filings to include the disclosures listed above.

Note 5. Income Taxes, page 58

3. We note your response to comment 7 in our letter dated July 26, 2006. In future filings, please ensure your disclosures clearly identify the specific factors that result in any material increases or decreases in your deferred tax asset valuation allowance. For example, your 2005 Form 10-K should have included the detailed disclosure you provided to us in your response letter regarding the increase in the valuation allowance for your US deferred tax assets. Please include such disclosures in future filings. Further, to the extent that you are primarily relying on tax planning strategies to realize material portions of your deferred tax assets, please ensure your critical accounting policy discloses

- the amount of deferred tax assets whose realizability is based on tax planning strategies;
- the nature of the tax planning strategies;
- the jurisdictions involved;
- any uncertainties, risks, or assumptions related to these tax planning strategies; and
- the extent to which the taxable income your tax planning strategies are estimated to generate exceeds the amount of your deductible temporary differences and carryforwards.

4. The reasons for the $25.4 million valuation allowance against your Brazilian deferred tax assets remain unclear. In this regard, it does not appear as though the Brazilian compressor operations had a history of pre-tax losses, but rather one year of pre-tax losses. As such, please provide us with a more comprehensive explanation as to how you determined it was more likely than not that the Brazilian deferred tax assets would not be realizable. This information should also be included in future filings.

Note 11. Commitments and Contingencies, page 66 of annual report

5. We note your response to comment 9 in our letter dated July 26, 2006. To help us better understand how you determined that the asbestos claims are of no significance to your consolidated financial statements, please provide us with the following additional information:
- The quarter in which you were first named in an asbestos claim;
- A rollforward of lawsuits for each of the periods presented (new lawsuits, settlements, and dismissals);
- The amount or range of amounts claimed for each lawsuit for each period presented; and
- The quarter in which the only settlement was made for $35,000.

Please also confirm to us that the $35,000 you refer to as the amount of your only settlement represents the total amount of the settlement and not the portion which your insurance policies did not cover. If not, please provide us with the gross amount of the settlement, excluding any insurance recoveries.

Form 10-Q for the Fiscal Quarter Ended June 30, 2006

Management's Discussion and Analysis of the Financial Condition and Results of Operations, page 28

Liquidity and Capital Resources, page 28

6. We note the disclosures you included in your June 30, 2006 Form 10-Q in response to comment 17 from our letter dated July 26, 2006. In future filings, please expand

upon your explanation for the increase in the average days sales outstanding. It may be unclear to investors what you mean by "the seasonal pattern of the Company's sales," especially in light of the fact that net sales for the first half of fiscal years 2005 and 2004 do not materially exceed net sales of the second half of fiscal years 2005 and 2004. In this regard, we note your disclosure on page 11 of your 2005 annual report that your sales and operating profit typically are stronger in the first two quarters of the year than in the last two quarters.

7. We note your disclosures on page 30 and 31 with regards to your current and future compliance with your financial debt covenants. Please tell us and disclose in future filings why you believe your lenders would agree to a further amendment to your debt instruments, if you are unable to meet your September 30, 2006 financial covenants or those of other future periods. For example, tell us and disclose in future filings if you have notified your lenders of the possibility that you may not be able to meet your financial covenants in the future periods due to either your inability to reverse the $7 million tax accrual and/or the rising raw material costs that are not recovered through price increases and discussed with them your options upon default. Also, tell us and disclose in future filings what other options are available to you if you are unable to meet your financial debt covenants in future periods and the lenders call the debt.

Note 10. Income Taxes, page 14

8. We note your disclosure that the tax benefit you reported for your current year losses attributable to US continuing operations is not equal to the tax expense reflected in discontinued operations and other comprehensive income reported in the same periods. However, we note that in the quarter ended March 31, 2006, this tax benefit equaled the tax expense recognized in other comprehensive income. Please help us understand why the tax benefit and expense were the same in the first quarter, but different in the second quarter of 2006.

Item 4 Controls and Procedures, page 37

9. We note your disclosure that "[t]here have been no changes in the Company's internal controls over financial reporting…other than the system implementations noted above…" In future filings, please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K for guidance.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief